September 10, 2018 Filed by Engility Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Engility Holdings, Inc. (Commission File No. 001-35487)

Forward-Looking Statement Certain statements in this written communication contain or are based on “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995 that involves risks and uncertainties concerning the proposed transaction between SAIC and Engility, SAIC’s and Engility’s expected financial performance, and SAIC’s and Engility’s strategic and operational plans. In some cases, you can identify forward-looking statements by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” and similar words or phrases. Forward-looking statements in this written communication include, among others, statements regarding benefits of the proposed acquisition (including anticipated future financial operating performance and results), estimates of future revenues, operating income, earnings, earnings per share, charges, backlog, outstanding shares and cash flows, as well as statements about future dividends, share repurchases and other capital deployment plans. These statements reflect our belief and assumptions as to future events that may not prove to be accurate. Actual performance and results may differ materially from the forward-looking statements made in this written communication depending on a variety of factors, including: the possibility that the transaction will not close or that the closing may be delayed; the possibility that SAIC or Engility may be unable to obtain stockholder approval as required for the transaction or that the other conditions to the closing of the transaction may not be satisfied; the risk that Engility will not be integrated successfully into SAIC following the consummation of the acquisition and the risk that revenue opportunities, cost savings, synergies and other anticipated benefits from the merger may not be fully realized or may take longer to realize than expected, diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from the acquisition, difficulties in entering markets in which we have previously had limited direct prior experience, the potential loss of customers and other business partners following announcement of the acquisition, our ability to obtain financing on anticipated terms, compliance with new bank financial and other covenants, assumption of the known and unknown liabilities of the acquired company, recordation of goodwill and nonamortizable intangible assets subject to regular impairment testing and potential impairment charges, incurrence of amortization expenses related to certain intangible assets, assumption that we will enjoy material future tax benefits acquired in connection with the acquisition, developments in the U.S. government defense and intelligence community budgets, including budget reductions, implementation of spending cuts (sequestration) or changes in budgetary priorities; delays in the U.S. government budget process or approval to raise the U.S. debt ceiling; delays in the U.S. government contract procurement process or the award of contracts; delays or loss of contracts as result of competitor protests; changes in U.S. government procurement rules, regulations and practices; our compliance with various U.S. government and other government procurement rules and regulations; governmental reviews, audits and investigations of our company; our ability to effectively compete and win contracts with the U.S. government and other customers; our ability to attract, train and retain skilled employees, including our management team, and to retain and obtain security clearances for our employees; our ability to accurately estimate costs associated with our firm-fixed-price and other contracts; cybersecurity, data security or other security threats, systems failures or other disruptions of our business; resolution of legal and other disputes with our customers and others or legal or regulatory compliance issues, including in relation to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; our ability to effectively deploy capital and make investments in our business; our ability to maintain relationships with prime contractors, subcontractors and joint venture partners; our ability to manage performance and other risks related to customer contracts; the adequacy of our insurance programs designed to protect us from significant product or other liability claims; our ability to declare future dividends based on our earnings, financial condition, capital requirements and other factors, including compliance with applicable laws and contractual agreements; and our ability to execute our business plan and long-term management initiatives effectively and to overcome these and other known and unknown risks that we face. These are only some of the factors that may affect the forward-looking statements contained in this written communication. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors, nor can we predict the impact of each such factor on the proposed transaction or the combined company. For further information concerning risks and uncertainties associated with our business, please refer to the filings on Form 10-K, 10-Q and 8-K that we or Engility make from time to time with the SEC, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Legal Proceedings” sections of our and Engility’s Annual Report on Form 10-K which may be viewed or obtained through the Investor Relations section of our web site at www.saic.com or Engility’s web site at www.engility.com.   All information in this written communication is as of the date hereof. SAIC and Engility expressly disclaims any duty to update any forward-looking statement provided in this written communication to reflect subsequent events, actual results or changes in SAIC’s or Engility’s expectations. SAIC and Engility also disclaims any duty to comment upon or correct information that may be contained in reports published by investment analysts or others.

No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.   Additional Information and Where to Find It In connection with the proposed acquisition of Engility, SAIC will file with the SEC a registration statement on Form S-4 to register the shares of SAIC common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of SAIC and Engility seeking their approval of the proposed transaction. We urge investors and security holders to read the registration statement on Form S-4, the joint proxy statement/prospectus included within the registration statement on Form S-4, and any other relevant documents filed or to be filed with the sec in connection with the proposed transaction because these documents do and will contain important information about SAIC, Engility, and the proposed transaction. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SAIC at its website, www.saic.com, or from Engility at its website, www.engility.com.

Participants in Solicitation SAIC, Engility, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of SAIC and Engility in connection with the proposed transaction. Information about SAIC’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 29, 2018 and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 25, 2018. Information about Engility’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 2, 2018, and the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 13, 2018. Investors may obtain more detailed information regarding the direct and indirect interests of SAIC, Engility, and their respective executive officers and directors in the transaction by reading the preliminary and definitive joint proxy statement/prospectus regarding the transaction, which will be filed with the SEC.

Today’s Presenters Anthony J. Moraco Chief Executive Officer SAIC Charles A. Mathis Chief Financial Officer SAIC Lynn A. Dugle Chairman, President, and Chief Executive Officer Engility Nazzic S. Keene Chief Operating Officer SAIC

SAIC and Engility: A Compelling Combination STRATEGIC INTENT SAIC and Engility have entered into an agreement whereby SAIC will acquire Engility, uniting two leading government services providers The transaction is valued at approximately $2.5 billion (~$2.25 billion net of the present value of tax assets)* Combines two leading government service providers, with highly complementary capabilities, customers, and cultures Accelerates both companies’ long term strategies, creating market sub-segment scale in strategic business areas of national interest Enhances shareholder value through improved cash flow and margin profile driven by cost synergies and increased growth from greater customer access with more competitive and differentiated solutions *Based on closing price of SAIC stock on September 7, 2018, and includes anticipated Engility net debt of $0.9B at closing

SAIC Strategic Rationale Significant value creation for shareholders Market Leadership Pro Forma revenue of ~$6.5B Creates a leading technology integrator in government services with $6.5B of pro forma last twelve months’ revenue* Complementary organizations and strategies where both businesses are expected to benefit from expanded customer reach Balanced and Diversified Improved customer & contract mix Complementary businesses serving a broader set of customers with a comprehensive range of innovative services and solutions Improved diversification of customer and contract mix Improved Financial Profile Pro Forma margin with run-rate synergies of 9%** Compelling financial profile with attractive margins and strong balance sheet Enhanced cash flow generation expected to enable payment of quarterly cash dividend and return of excess cash to shareholders Opportunity for increased investments in differentiated solutions Synergies $75M run-rate net cost synergies Both sets of shareholders will enjoy significant value from projected near-term cost synergies and mid-term revenue growth Significantly improved competitiveness with lower indirect cost rates Upside from potential longer term revenue synergies Greater opportunity in earnings growth and significant upside from projected synergies Attractive to broader set of investors with improved scale and market leading position *Last Twelve Months (LTM) as of the end of the second quarter of fiscal year 2019 for SAIC (August 3, 2018) and fiscal year 2018 for Engility (June 29, 2018) **Adjusted EBITDA margin and pro-forma adjusted EBITDA margin are non-GAAP measures and are reconciled in the appendix of this presentation. Assumes run-rate net cost synergies of $75M.

Transaction Overview

STRUCTURE AND CONSIDERATION

- SAIC to acquire Engility in an all-stock transaction at a 0.450x exchange ratio
- Implied transaction value ~$2.5B (~$2.25 billion net of the present value of acquired tax assets)*
- Engility shareholders expected to own approximately 28% of SAIC pro-forma

FINANCIAL IMPACT

- Expected to be immediately cash EPS accretive excluding acquisition and non-recurring costs
  - Expected low double-digit accretion, including projected run-run rate synergies
- Adjusted EBITDA margins expected to increase to 9.0%, anticipate $375M+ of expected free cash flow, including projected run-rate synergies
- Preliminary net cost synergies estimated at $75M

FINANCING

- Financing commitment in place to refinance Engility existing debt
- Initial pro forma leverage of ~3.0x net debt to EBITDA at closing
- Commitment to maintain credit rating; SAIC dividend policy expected to be unchanged

BOARD OF DIRECTORS AND MANAGEMENT

- SAIC Board of Directors to be expanded by 2 Directors from Engility
- SAIC CEO, Tony Moraco, to continue as CEO of combined company
- SAIC Chairman, Sandy Sanderson, to continue as Chairman

APPROVALS AND TIMING

- Unanimously approved by SAIC and Engility Boards of Directors
- Voting agreement in place with Engility shareholders General Atlantic and KKR (collectively 49% owners)
- Closing subject to SAIC and Engility shareholder approvals and customary regulatory approvals
- Expected closing in SAIC FY19 Q4

*Based on closing price of SAIC stock on September 7, 2018, and includes anticipated Engility net debt of $0.9B at closing

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© SAIC. All rights reserved.

SAIC®
Redefining Ingenuity

SAIC and Engility: A Market Leadership Position LTM Revenue ($B) Last Twelve Months (LTM) as of the end of the second quarter of fiscal year 2019 for SAIC (August 3, 2018) and fiscal year 2018 for Engility (June 29, 2018), or the last reported quarter of peer companies Source: Company filings $10.4 $6.5 $4.6 $1.9 $6.3 $4.5 $4.6 $1.8 $1.9 $4.2

SAIC and Engility: Complementary Customer Access / Capabilities U.S. Army U.S. Navy NASA Space / U.S. Air Force Classified / Intel Asset Forfeiture / FSA COMPLEMENTARY CUSTOMERS Other Defense Agencies Other Federal Civilian Agencies Dept. of Transportation Increased customer access and differentiated capabilities, driving opportunities to enhance growth Enterprise IT Expertise Logistics Training and Simulation Intel Analysis Launch Support High Performance Computing COMPLEMENTARY CAPABILITIES Systems Engineering / Mission Support

SAIC and Engility: A Diverse Business Mix 2% Other 30% Civil 61% DoD 23% Civil 40% DoD 1% Other 28% Civil 16% Intel 15% Fixed Price 46% Cost Plus 26% T&M 17% Fixed Price 66% Cost Plus 17% T&M 15% Fixed Price 52% Cost Plus 23% T&M CONTRACT MIX CUSTOMER MIX 37% Intel 7% Intel 55% DoD 13% Fixed Price Supply Chain 10% Fixed Price Supply Chain Last Twelve Months (LTM) as of the end of the second quarter of fiscal year 2019 for SAIC (August 3, 2018) and fiscal year 2018 for Engility (June 29, 2018) Source: Company filings

SAIC and Engility: Attractive Pro Forma Financial Profile $6.5B government services market leader with attractive margin profile and enhanced free cash flow $4.6B $6.5B 7.2% REVENUE ADJUSTED EBITDA MARGIN 9.0% $207M $375M+(2) FREE CASH FLOW (2) (1) Note: SAIC and combined company revenue and adjusted EBITDA margin are last twelve months from each company’s last reported quarter end. Adjusted EBITDA margin, pro-forma adjusted EBITDA margin, and free cash flow are non-GAAP measures and are reconciled in the appendix of this presentation. Includes projected run-rate net cost synergies of $75M. (1)

SAIC and Engility: Opportunity for Significant Synergies

$75M of run-rate net cost synergies by end of Year 2

Cost Synergies Category	Expected View ($M)
Corporate and back-office integration	~$90
Streamlined go-to-market initiatives	~$50
Facilities optimization	~$10
Expected run-rate gross cost synergies	~150
Expected run-rate net cost synergies[1]	**~$75**

Additional opportunity for revenue synergies from improved competitiveness

Note: (1) Assumes pro forma cost-plus contract mix of ~50%.

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© SAIC. All rights reserved.

SAIC
Redefining Ingenuity

Expected strong free cash flow generation expected to increase capital return to shareholders SAIC and Engility: Capitalization and Capital Deployment Expect to refinance Engility existing debt through incremental borrowing under existing SAIC credit facility Post-closing, expect no change to quarterly cash dividend per share Capital deployment policy expected to be continuation of excess cash return to shareholders Projected strong balance sheet and reasonable leverage provides for future financial flexibility Pro-forma gross leverage ratio expected to be in-line with current SAIC gross leverage ratio PRO FORMA CAPITALIZATION ($B)* Cash $0.2 Total Debt $1.9 Net Debt $1.7 Net Leverage Ratio 3.0x * As of August 3, 2018 for SAIC and as of June 29, 2018 for Engility

SAIC Second Quarter Fiscal Year 2019 Results ($M) Adjusted EBITDA excludes acquisition and integration costs that we do not consider to be indicative of our ongoing operating performance (1)Results of Science Applications International Corporation and its consolidated subsidiaries for the second quarter ended August 3, 2018 and August 4, 2017. (2)Adjusted EBITDA and free cash flow are non-GAAP financial measures as defined and reconciled in the appendix of this presentation. (3)Excludes $2 million dollars of restructuring costs in FY18 Q2. There were no restructuring costs in FY19 Q2.

SAIC and Engility: Key Next Steps SAIC and Engility joint proxy statement Various Regulatory Filings Investor Day Prior to Shareholder Votes SAIC and Engility Shareholder Votes Commencement of Transition and Integration Planning Expected Transaction Close SAIC FY19 Q4 (Ended February 1, 2019)

SAIC and Engility: Three Strategic Tenets 1 Combination of two leading government service providers, with highly complementary capabilities, customers, and cultures 2 Accelerate both companies’ long-term strategies, creating sub-segment scale in strategic business areas of national interest 3 Enhance shareholder value through improved cash flow and margin profile driven by cost synergies and increased growth from greater customer access with more competitive and differentiated solutions

Appendix

Pro Forma LTM Adjusted EBITDA Reconciliation ($M) SAIC(1) Engility(2) SAIC + Engility Revenue $4,563 $1,917 $6,480 Net Income $192 ($27) $165 Interest expense 43 74 117 Income taxes 40 76 116 Depreciation and amortization 43 44 87 EBITDA $318 $167 $485 Goodwill impairment charge 0 7 7 Acquisition, restructuring and legal and settlement expenses, excluding amortization 11 4 15 Depreciation included in restructuring costs and acquisition and integration costs (1) 0 (1) Loss (gain) on sale of business and PP&E, net 0 1 1 Adjusted EBITDA $328 $179 $507 Projected net synergies $75 Adjusted EBITDA (with projected net synergies) $582 EBITDA Margin 7.0% 8.7% 7.5% Adjusted EBITDA Margin 7.2% 9.3% 7.8% Adjusted EBITDA Margin (with projected net synergies) 9.0% LTM as of the end of the second quarter of fiscal year 2019 (August 3, 2018) LTM as of the end of the second quarter of fiscal year 2018 (June 29, 2018)

Pro Forma LTM Free Cash Flow Reconciliation ($M) SAIC(1) Engility(2) SAIC + Engility Net cash (used in) provided by operating activities $240 $126 $366 Expenditures for property, plant, and equipment (33) (11) (44) Free Cash Flow $207 $115 $322 Projected Synergies $56 (3) Adjusted (with Synergies) Free Cash Flow $378 LTM as of the end of the second quarter of fiscal year 2019 (August 3, 2018) LTM as of the end of the second quarter of fiscal year 2018 (June 29, 2018) Represents $75M of projected run-rate net cost synergies, tax-affected at illustrative 25.0% tax rate

Non-GAAP Reconciliation –EBITDA and Adjusted EBITDA (1) “EBITDA“ and “Adjusted EBITDA” are non-GAAP financial measures that are reconciled in this schedule to the most directly comparable GAAP financial measures. These non-GAAP financial measures help investors better understand profitability trends of our business from period to period and provide useful information on how successfully we operate in our markets but are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with SAIC's condensed and consolidated financial statements prepared in accordance with GAAP. The methods used to calculate these non-GAAP financial measures may differ from the methods used by other companies and so similarly titled non-GAAP financial measures presented by other companies may not be comparable to those provided in this schedule. 21

Non-GAAP Reconciliation – Free Cash Flow (1) “Free cash flow” is a non-GAAP financial measure that is reconciled in this schedule to the most directly comparable GAAP financial measures. This non-GAAP financial measure provides investors with greater visibility into cash flows provided by operating activities, but is not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with SAIC's consolidated financial statements prepared in accordance with GAAP. The methods used to calculate this non-GAAP financial measure may differ from the methods used by other companies and so similarly titled non-GAAP financial measures presented by other companies may not be comparable to those provided in this schedule. 22